As filed with the Securities and Exchange Commission on January 18, 2002
                                             Securities Act File No. 333-65242
                                     Investment Company Act File No. 811-06435
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ------------------

                                   FORM N-14

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                       / / PRE-EFFECTIVE AMENDMENT NO.

                      /X/ POST-EFFECTIVE AMENDMENT NO. 1
                       (CHECK APPROPRIATE BOX OR BOXES)
                              ------------------

                             MUNIYIELD FUND, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                              ------------------

                                (609) 282-2800
                       (AREA CODE AND TELEPHONE NUMBER)
                              ------------------

                            800 SCUDDERS MILL ROAD
                         PLAINSBORO, NEW JERSEY 08536
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:
                    NUMBER, STREET, CITY, STATE, ZIP CODE)
                              ------------------

                                TERRY K. GLENN
                             MUNIYIELD FUND, INC.
             800 SCUDDERS MILL ROAD, PLAINSBORO, NEW JERSEY 08536
       MAILING ADDRESS: P.O. BOX 9011, PRINCETON, NEW JERSEY 08543-9011
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)
                              ------------------

                                  Copies To:

      FRANK P. BRUNO, ESQ.                            PHILIP L. KIRSTEIN, ESQ.
SIDLEY AUSTIN BROWN & WOOD LLP                         FUND ASSET MANAGEMENT
        875 THIRD AVENUE                              800 SCUDDERS MILL ROAD
    NEW YORK, NY 10022-6225                            PLAINSBORO, NJ 08536

==============================================================================

This amendment consists of the following:

(1)  Facing Sheet of the Registration Statement.
(2)  Part C of the Registration Statement (including signature page).

     The Proxy Statement and Prospectus are incorporated by reference from Pre-Effective Amendment No. 1 to this Registration Statement (File No. 333-65242) filed on September 14, 2001.

     This amendment is being filed solely to file as Exhibit No. 12 to this Registration Statement the Opinion of Sidley Austin Brown & Wood LLP, relating to certain tax matters.

                                    PART C

                               OTHER INFORMATION

Item 15.  Indemnification.

     Section 2-418 of the General Corporation Law of the State of Maryland,
Article VI of the Registrant's Articles of Incorporation, a form of which was previously filed as Exhibit 1(a) to the N-14 Registration Statement (defined below), By-Laws, which was previously filed as Exhibit 2 to the N-14 Registration Statement, and the Investment Advisory Agreement, a form of which was previously filed as Exhibit 6 to the 14 Registration Statement, provide for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act"), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     Reference is made to (i) Section 6 of the Purchase Agreement relating to the Registrant's Common Stock, a form of which was filed as Exhibit 7(a) to the Pre-Effective Amendment No. 1 to the N-14 Registration Statement, and (ii)
Section 7 of the Purchase Agreement relating to the Registrant's auction market preferred stock ("AMPS"), a form of which was filed as Exhibit 7(b) to the Pre-Effective Amendment No. 1 to the N-14 Registration Statement for provisions relating to the indemnification of the underwriter.

Item 16.  Exhibits.

1  (a)--  Articles of Incorporation of the Registrant, dated September 20,
          1991. (a)
   (b)-- Articles of Amendment to the Articles of Incorporation of the Registrant, dated November 15, 1991. (a)
   (c)--  Articles Supplementary creating the Registrant's Five Series of
          AMPS. (a)
   (d)-- Articles of Amendment to Articles Supplementary creating the Registrant's Five Series of AMPS, dated November 13, 1992. (a)
   (e)-- Articles of Amendment to Articles Supplementary creating the Registrant's Five Series of AMPS, dated November 30, 1994. (d)
   (f)-- Articles of Amendment to Articles Supplementary creating the Registrant's Five Series of AMPS, dated November 30, 1994. (a)
   (g)-- Articles of Amendment to the Articles Supplementary creating the Registrant's Five Series of AMPS, dated June 23, 1999. (a)

   (h)-- Form of Articles Supplementary creating the Registrant's Series F AMPS. (c )
2     --  By-Laws of the Registrant. (a)
3     --  Not Applicable.
4     --  Form of Agreement and Plan of Reorganization among the Registrant and Merrill Lynch Municipal Strategy Fund, Inc. ("Municipal Strategy") (included as Appendix II to the Proxy Statement and Prospectus contained in the N-14 Registration Statement).
5  (a)--  Copies of instruments defining the rights of stockholders, including the relevant portions of the Articles of Incorporation and the By-Laws of the Registrant. (b)
   (b)--  Form of specimen certificate for the Common Stock of the Registrant.
          (a)
   (c)--  Form of specimen certificate for the AMPS of the Registrant. (d)
6     --  Investment Advisory Agreement between Registrant and Fund Asset
          Management, L.P. ("FAM"). (a)
7  (a)--  Form of Purchase Agreement for the Common Stock of the Registrant.
          (d)
   (b)--  Form of Purchase Agreement for the AMPS of the Registrant. (d)
   (c)--  Form of Merrill Lynch Standard Dealer Agreement.(d)
8     --  Not applicable.
9     --  Custodian Contract between the Registrant and The Bank of New York
          ("BONY"). (d)
10    --  Form of Terms and Conditions of Amended Automatic Dividend
          Reinvestment Plan. (a)
11    --  Opinion and Consent of Sidley Austin Brown & Wood LLP, counsel for the Registrant. (d)
12    --  Opinion of Sidley Austin Brown & Wood LLP, relating to certain tax matters.
13 (a)-- Form of Registrar, Transfer Agency and Service Agreement between the Registrant and BONY.(d)
   (b)--  Form of Auction Agent Agreement between the Registrant and BONY. (d)
   (c)-- Form of Agreement of Resignation, Appointment and Acceptance between the Registrant, IBJ Whitehall Bank & Trust Company and BONY. (d)
   (d)--  Form of Broker-Dealer Agreement. (d)
   (e)--  Form of Letter of Representations. (d)
14 (a)-- Consent of Deloitte & Touche LLP, independent auditors for the Registrant. (d)
   (b)-- Consent of Deloitte & Touche LLP, independent auditors for Municipal Strategy. (d)
15    --  Not applicable.
16    --  Power of Attorney. (e)
17    --  Not applicable.

-------- --------


(a) Refiled on July 17, 2001, as an Exhibit to the Registrant's Registration Statement on Form N-14 (File No. 333-65242) (the "N-14 Registration Statement") pursuant to Electronic Data Gathering, Analysis and Retrieval (EDGAR) requirements.

(b)  Reference is made to Article V, Article VI (sections 2, 3, 4,5 and 6),
     Article VII, Article VIII, Article X, Article XI, Article XII and Article XIII of the Registrant's Articles of Incorporation, previously filed as
     Exhibit 1(a) to the N-14 Registration Statement, and to Article II,
     Article III (sections 1, 2, 3, 5 and 17), Article VI, Article VII,
     Article XII, Article XIII and Article XIV of the Registrant's By-Laws previously filed as Exhibit 2 to the N-14 Registration Statement, and to the Form of Articles Supplementary relating to the Registrant's Five Series of AMPS, filed as
     Exhibit 1(c) to the N-14 Registration Statement. Reference is also made to the Forms of Articles Supplementary relating to the Registrant's Series F AMPS filed as Exhibit 1(h) to the N-14 Registration Statement.

(c)  Filed on July 17, 2001 as an Exhibit to the N-14 Registration Statement.

(d) Filed on September 14, 2001 as an Exhibit to Pre-Effective Amendment No. 1 to the N-14 Registration Statement.

(e) Included on the signature page of the N-14 Registration Statement filed on July 17, 2001 and incorporated herein by reference.

Item 17.  Undertakings.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145 (c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The Registrant undertakes to file, by post-effective amendment, an opinion of counsel as to certain tax matters within a reasonable time after receipt of such opinion.



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

                                  SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 18th day of January, 2002.

                                  MUNIYIELD FUND, INC.
                                      (Registrant)



                         By:  /s/ DONALD C. BURKE
                              ------------------------------------------------
                              (Donald C. Burke, Vice President and Treasurer)


     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             Signatures                                   Title                                Date
              ----------                                  -----                                ----
           TERRY K. GLENN*                   President (Principal Executive
        ------------------                       Officer) and Director
          (Terry K. Glenn)
                                             Vice President and Treasurer
          DONALD C. BURKE*                     (Principal Financial and
        -------------------                       Accounting Officer)
         (Donald C. Burke)

         JAMES H. BODURTHA*
        -------------------
        (James H. Bodurtha)                            Director

         HERBERT I. LONDON*
        -------------------
        (Herbert I. London)                            Director

           JOSEPH L. MAY*
        -------------------
          (Joseph L. May)                              Director

          ANDRE F. PEROLD*
        -------------------
         (Andre F. Perold)                             Director

         ROBERTA COOPER RAMO*
       ------------------------
        (Roberta Cooper Ramo)                          Director

       *By: /s/ DONALD C. BURKE
            ---------------------
                (Donald C. Burke,
                Attorney-in-Fact)                                                       January 18, 2002


                                 EXHIBIT INDEX

Description

12 - Opinion of Sidley Austin Brown & Wood LLP, relating to certain tax matters.

                           SIDLEY AUSTIN BROWN & WOOD LLP

                                                               EXHIBIT 12


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WRITER'S DIRECT NUMBER                                  WRITER'S E-MAIL ADDRESS





                                                            November 19, 2001


MuniYield Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Merrill Lynch Municipal Strategy Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536

     Re: Reorganization of MuniYield Fund, Inc. and Merrill Lynch Municipal Strategy Fund, Inc.
          -----------------------------

Ladies and Gentlemen:

     You have requested our opinion as to certain Federal income tax consequences of the acquisition by MuniYield Fund, Inc. ("MuniYield") of substantially all of the assets and the assumption by MuniYield of substantially all of the liabilities of Merrill Lynch Municipal Strategy Fund, Inc. ("MuniStrategy") and the simultaneous distribution of newly-issued MuniYield shares to MuniStrategy shareholders (the "Reorganization"). After the Reorganization, MuniStrategy will cease operations, will have no assets remaining, will have final Federal and state (if any) tax returns filed on its behalf and will have all of its shares cancelled under Maryland law.

     This opinion letter is furnished pursuant to (i) the sections entitled "Agreement and Plan of Reorganization--Procedure" and "Agreement and Plan of Reorganization--Terms of the Agreement and Plan of Reorganization--Amendments and Conditions" in the Joint Proxy Statement and Prospectus, dated September 14, 2001 and (ii) Sections 8(g) and 9(g) of the Agreement and Plan of Reorganization dated September 13, 2001, by and between MuniStrategy

November 19, 2001
Page 4



and MuniYield (the "Plan") as a condition of closing. All terms used herein, unless otherwise defined, are used as defined in the Plan.

     In rendering our opinion, we have reviewed and relied upon (a) the Plan,
(b) the Registration Statement on Form N-14 (File No. 333-65242), Pre-Effective Amendment No. 1 thereto and a copy of the Joint Proxy Statement and Prospectus and the Statement of Additional Information as filed under Rule 497 under the Securities Act of 1933, as amended (the "1933 Act") (collectively, the "N-14 Registration Statement") under the 1933 Act and the Investment Company Act of 1940, as amended, filed by MuniYield with the Securities and Exchange Commission, and (c) certain representations concerning the Reorganization made by MuniYield and MuniStrategy in letters dated November 19, 2001 (the "Representations").

     Based upon current law, including cases and administrative interpretations thereof and on the reviewed materials listed above, it is our opinion that:

     1. The acquisition by MuniYield of substantially all of the assets of MuniStrategy, as described in the Plan, will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code"), and MuniYield and MuniStrategy each will be a "party" to a reorganization within the meaning of Section 368(b) of the Code.

     2. In accordance with Section 361(a) of the Code, MuniStrategy will not recognize any gain or loss either on the transfer of substantially all of its assets to MuniYield in exchange solely for voting shares of MuniYield or on the distribution of the MuniYield shares received to its shareholders.

     3. Under Section 1032 of the Code, MuniYield will recognize no gain or loss as a result of the Reorganization.

     4. In accordance with Section 354(a)(1) of the Code, shareholders of MuniStrategy will not recognize gain or loss on the exchange of their shares for shares of MuniYield, except to the extent that a shareholder receives cash in lieu of fractional shares of MuniYield common stock.

     5. The basis of the assets of MuniStrategy received by MuniYield will be the same as the basis of such assets to MuniStrategy immediately before the Reorganization under Section 362(b) of the Code.

     6. Under Section 358 of the Code, the basis of the MuniYield shares received by MuniStrategy shareholders will be the same as the basis of the shares exchanged pursuant to the Reorganization.

     7. Under Section 1223 of the Code, the holding period of the MuniYield shares received in the Reorganization will include the holding period of the MuniStrategy shares exchanged therefor, provided that such shares were held as a capital asset on the date of the Reorganization.

     8. The holding period of the assets acquired by MuniYield Fund from MuniStrategy will include the period during which such assets were held by MuniStrategy under Section 1223 of the Code.

     9. The payment of cash to MuniStrategy shareholders in lieu of fractional shares of MuniYield will be treated as though the fractional shares were distributed as part of the Reorganization and then redeemed by MuniYield. The cash payment will be treated as a distribution in full payment for the fractional shares deemed redeemed under section 302(a), with the result that such MuniStrategy shareholders will have short-term or long-term capital gain or loss to the extent that the cash distribution differs from the basis allocable to such shareholders' fractional shares.

     10. Pursuant to Section 381(a) of the Code and Section 1.381(a)-1 of the Income Tax Regulations, MuniYield will succeed to and take into account the items of MuniStrategy described in Section 381(c) of the Code, subject to the provisions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder. Under Section 381(b), the tax year of MuniStrategy will end on the date of the Reorganization.

     Our opinion represents our best legal judgment as to the proper Federal income tax treatment of the Reorganization, based on the facts contained in the Plan, the N-14 Registration Statement and the Representations. Our opinion assumes the accuracy of the facts as described in the Plan, the N-14 Registration Statement and the Representations and could be affected if any of the facts as so described are inaccurate.

     We are furnishing this opinion letter to the addressees hereof, solely for the benefit of such addressees in connection with the Reorganization. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose.

                                      Very truly yours,

                                      /s/ Sidley Austin Brown & Wood LLP